

August 23, 2017

Via E-mail
Choi Lin Hung
President
Jerash Holdings (US), Inc.
Al-Tajamouat Industrial Estate
Sahab – P.O. Box 22
Amman, 11636, Jordan

      Re: **Jerash Holdings (US), Inc.**
               Registration Statement on Form S-1
               Filed August 21, 2017
               File No. 333-218991

Dear Mr. Choi

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Without limiting the generality of the foregoing, please amend the registration statement to include updated financial statements and related notes for all periods required under Form S-1.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

                             Sincerely,

                             /s/ Pamela Howell
                             for

                             John Reynolds
                             Assistant Director
                             Office of Beverages,
                             Apparel and Mining

cc: Alexander R. McClean, Esq.
          Harter Secrest & Emery LLP